PRIME COMPANIES, INC.
                       155 MONTGOMERY STREET, SUITE 406
                           SAN FRANCISCO, CALIFORNIA

                                     1998
                    Notice of Annual Shareholders Meeting
                                      and
                                Proxy Statement










PRIME COMPANIES, INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MARCH 23, 1998

The Annual Meeting of Shareholders of Prime Companies, Inc. (the "Company") will be held at the Company's corporate offices at 155 Montgomery Street, Suite 406, San Francisco, California 94104 on March 23, 1998 at 10:00 A.M., Pacific Time, for the following purposes:

I. To elect five directors to each serve a one year term expiring in 1999 as of the next annual meeting.

II. To ratify the appointment of Gilbert & Company, CPA to audit the Company's financial statements for the year 1998.

III. To approve the Stock Option Plans for Officers, Directors, employees and consultants.

IV.     To ratify the 401(k) plan.

V. To amend the Company's by-laws to eliminate cumulative voting, or alternatively, to require advance notice by shareholders of their election to cumulate their votes, for any given meeting.

VI. To transact such other business, including shareholder proposals, as may properly come before the meeting.


The Board of Directors has fixed the close of business on March 13, 1998 as the record date for determining the shareholders entitled to notice and to vote at the Annual Meeting. Consequently, only the holders of common shares of record on the transfer books of the Company at the close of business on March 13, 1998 will be entitled to notice of and to vote at the meeting.

We invite all shareholders to attend the meeting. To ensure that your shares will be voted at the meeting, however, please complete, date and sign the enclosed proxy and return it to the corporate offices promptly. If you attend the meeting, you may vote in person, even though you sent in your proxy.

David Lefkowitz
President
March 10, 1998


                             PRIME COMPANIES, INC.
                       155 Montgomery Street, Suite 406
                            San Francisco, CA 94104
                        ANNUAL MEETING OF SHAREHOLDERS

                                PROXY STATEMENT

This proxy statement and the accompanying proxy/voting instruction card (proxy card) are being mailed on or about March 13, 1998, to holders of common shares in connection with the solicitation of proxies by the Board of Directors for the 1998 Annual Meeting of Shareholders in San Francisco, CA. Proxies are solicited to give all shareholders of record at the close of business on March 12, 1998, an opportunity to vote on matters that come before the meeting.
This procedure is necessary because shareholders live in many states and most will not be able to attend. Shares can be voted only if the shareholder is present in person or is represented by proxy. The proxy may be revoked by a shareholder at any time prior to its use by giving written notice of such revocation to the Secretary of the Company or by voting in person at the meeting.
When your proxy card is returned properly signed, the shares represented will be voted in accordance with your directions. Abstentions are voted neither "for" nor "against," but are counted in the determination of a quorum. You can specify your choices by marking the appropriate boxes on the enclosed proxy card. If your proxy card is signed and returned without specifying choices, the shares will be voted as recommended by the directors.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting. If you do attend, you may vote by ballot at the meeting, thereby canceling any proxy previously given.

As a matter of policy, proxies, ballots, and voting tabulations that identify individual shareholders are kept private by the Company. Such documents are available for examination only by the inspectors of election and certain personnel associated with processing proxy cards and tabulating the vote. The vote of any shareholder is not disclosed except as may be necessary to meet legal requirements. Securities and Exchange Commission ("SEC") rules require that an annual financial report precede or be included with proxy materials. Accordingly, a copy of the Prime Companies, Inc. audited financial statements for the year ending December 31, 1997 is included herein.

The cost of the solicitation of proxies will be borne directly by the Company.

On December 31, 1997, there were approximately 3,013,123 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote on each matter properly brought before the meeting.

                       PROPOSAL I. ELECTION OF DIRECTORS

Five directors are to be elected at the 1998 Annual Meeting of Shareholders, each to serve until the 1999 Annual Meeting, or until their successors have been elected and qualified.

The Proxy Committee designated on the Proxy Card intend to vote
FOR the election of the five nominees identified below unless otherwise instructed. These nominees have been selected by the initial shareholders and current Board of Directors. If you do not wish your shares to be voted for a particular nominee, please identify the exceptions in the appropriate space provided on the proxy card.

If at the time of the meeting one or more of the nominees have become unavailable to serve, shares represented by proxies will be voted for the remaining nominee and for any substitute nominee or nominees designated by the Board of Directors, or, if none, the size of the board will be reduced. The Board of Directors knows of no reason why any of the nominees will be unavailable or unable to serve.

For each nominee there follows a brief listing of principal occupations for at least the past five years, other major affiliations, and age as of December 31, 1997.

IRVING PFEFFER has practiced law at Pfeffer & Williams P.C.
(formerly law Offices of Irving Pfeffer) since 1975. He specializes primarily in business litigation and general corporate law and has assisted a number of start-up companies with securities and other business related legal matters. In the course of his corporate legal work, Mr. Pfeffer has assisted companies to raise venture capital and develop their business plans. Mr. Pfeffer currently devotes approximately half of his time to the law firm and half to his position as CEO of Prime Companies, Inc., where he oversees the activities of the subsidiaries' management and handles general business and legal matters of the Company. Mr. Pfeffer has written and published extensively on the topics of capital markets, business financing and insurance. He is also a Chartered Life and Property and Casualty Underwriter. Mr. Pfeffer holds BA's in Economics and Political
Science from McGill University, Canada (1949); a Ph.D. In
Economics from the Wharton School of Business, University of Pennsylvania (1954) and a law degree from LaSalle Extension
University (1974).

DAVID LEFKOWITZ is President and COO of Prime Companies.
Mr. Lefkowitz has been COO and President since January 1998. Between 1988 and December 1996, Mr. Lefkowitz operated and worked for Lefkowitz & Company, A Certified Public Accounting
Firm. There, he specialized in management consulting of growing companies, preparing them for eventual sale and/or mergers and acquisitions. Mr. Lefkowitz has been a CPA since 1977 and sold his accounting in December 1996 in order to consult full-time. Mr. Lefkowitz earned his BS in Business and Accounting from University of Central Florida, Orlando, Florida in 1974.

MARSHALL L. RAINES: has been a Director of the Company since
January 1998. Mr. Raines is a Professor of Advertising, teaching a number of different courses, at San Jose State University, since 1980. There he also coordinates the advertising degree program, which is the largest such accredited program in northern California. He has served as a consultant to advertising agencies and is on the Marketing Advisory Board for the United States Postal Service, and has published a number of books on the subject of advertising. He earned his BS in Marketing from New York University in 1949 and his MBA from the same university in 1953.

ALON ADANI has been a Director of the Company since January
1998. Mr. Adani is an investment strategist and financial analyst for Ourinvest International Corp. in Miami, Florida, since 1996. During 1994 and 1995, Mr Adani was involved in the investment banking activities of Firma Praktika in Moscow, Russia, where he handled transportation matters and contracts. Between 1992 and 1993, Mr. Adani was an exporter/importer for Sanscow Corporation in San Francisco, California. Mr. Adani earned his B.S. in Finance and his M.B.A. at the University of Miami.
EMILIO GUGLIELMELLI has been (full time) President of Mid-Cal
Express Logistics since its inception in June of 1997 and became President of Mid-Cal Express, Inc. in January 1998. Prior to the formation of Mid-Cal Express Logistics, Mr. Guglielmelli was the Director of Marketing and Operations of Mid-Cal Express, Inc.
between September 1996 and June 1997. While serving in that capacity, Mr. Guglielmelli created strong relationships with customers and developed a network of contacts throughout the trucking industry, which provided the foundation for Mid-Cal
Express Logistics. Mr. Guglielmelli has worked in the trucking industry for 16 years and is knowledgeable in all major operational aspects of the business. Between 1992 and September 1996, he worked for D.E.F. Express in the Marketing and Operations department, gaining a reputation for increasing sales of trucking services.

The "outside" directors, Alon Adani and Marshall Raines presently receive compensation in the amount of $500.00 per meeting for serving as directors. No other directors receive compensation for their services as Directors.

The Board of Directors has the responsibility for establishing broad corporate policies and for overseeing the overall performance of the Company. However, it is not involved in day-to-day operating details. Members of the board are kept informed of the Company's business through discussions with Officers and key personnel, by reviewing analyses and reports sent to them each month, and by participating in board and committee meetings.

The Board held 4 meetings during fiscal 1997. The first three meetings were conducted by the predecessor company's Board (i.e. Prime Management, Inc.), which is now the Board of Prime Companies, Inc., and the fourth Board meeting for the fiscal year 1997 was the first meeting of the Board of the Company. The Company has had five directors as of February, 1998, but only two during the entirety of fiscal 1997. Thus all Board actions in fiscal 1997 were approved by 100% of the Board.

PROPOSAL II. RATIFICATION OF APPOINTMENT OF
AUDITORS
Subject to shareholder ratification, the Board of Directors has appointed the firm of Gilbert & Company as the independent auditors to examine the Company's financial statements for the year 1997. The 1997 audit has been completed by Gilbert & Company. THE
BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE
FOR SUCH RATIFICATION. If the shareholders do not ratify this appointment, other independent auditors will be considered by the Board.

PROPOSAL III.  RATIFICATION OF STOCK OPTION PLAN

The Company provides incentive-based compensation, in the form of stock options, to Officers, Directors and qualified employees.
Options are currently granted at the discretion of the Board. During fiscal 1997, options were granted to compensate Officers, Directors and certain employees for services rendered. The Board plans to effect a policy for future options grants, in order to reward beneficial efforts and promote loyalty, productivity and creativity.The Board recommends that you vote FOR ratification of the current stock option Plan and selection and adoption of a Formal Plan.

PROPOSAL IV.  RATIFICATION OF 401(K) PLAN

The Officers of the Company have adopted a 401(k) Plan to compensate employees, promote loyalty and provide an incentive for employees to continue serving the Company, reducing attrition costs. A copy of the Plan's Summary is attached. THE BOARD
RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE
RATIFICATION OF THE 401(K) PLAN.

PROPSAL V.  AMENDMENT OF ARTICLE I, SECTION 8 OF
BY-LAWS
Currently, Article I, Section 8 of the Company's By-laws allows for cumulative voting without advance notice by shareholders of intentions to cumulate votes. Cumulative voting is not required by law and is prohibited under the Company's Articles of Incorporation. In order to bring the By-laws into conformity with the Articles, the Board recommends that this voting method be eliminated.

        THE BOARD RECOMMENDS THAT SHAREHOLDERS
VOTE FOR THE FOLLOWING CHANGES TO THIS SECTION
OF THE BY-LAWS: Eliminate the second paragraph currently appearing in section 8.

Replace that paragraph with the following: "Every shareholder entitled to vote at any election for directors of the Company shall be entitled to one vote per share and shall give each one candidate a number of votes equal to no more than the number of votes to which his/her shares are entitled. Shareholders may not cumulate their votes."

The Board feels that non-cumulative voting will ensure that shareholders with the greatest interest in the Company's success will have the greatest voice with respect to the management of the Company. Furthermore, the Board feels that this amendment will preserve the rights and interests of the Company's initial shareholders.

                                 OTHER MATTERS

In addition to the matters described above, there will be an address by the Chairman and a general discussion period during which shareholders will have an opportunity to ask questions about the business.

If any other matter is presented to the meeting which under applicable proxy regulations need not be included in this proxy statement or which the Board of Directors did not know a reasonable time before this solicitation would be presented, the persons named in the accompanying proxy will vote proxies with respect to such matter in accordance with their best judgement.

                                 BENEFIT PLANS

Effective January 1, 1998, the Company adopted a Deferred
Compensation 401K Plan (the "Plan") covering all full-time employees of itself and its subsidiaries. To be eligible to participate in the Plan, employees must have been employed by the Company for six months, as regular employees. Employees involved in the Plan may contribute up to 15% or $10,000 annually, whichever is less, of their compensation, on a pre-tax basis, subject to statutory and Internal Revenue Service guidelines. Contributions to the Plan are invested, at the direction of the participant in accordance with directives available under the Plan. The Company must make matching contributions of up to 25% or $2000 of an employee's deferral election for qualified employees.

REPORT OF THE DIRECTORS ON EXECUTIVE
COMPENSATION

The Board of Directors of the Company determines the base salaries of the Company's executive officers and the amount of annual bonus awards to be paid, if any, to the executive officers. In addition, the Board administers the Company's stock option plans under which stock option grants may be made to executive officers and other employees.

COMPENSATION POLICIES AND COMPONENTS OF
COMPENSATION

The Board of Directors' fundamental executive compensation philosophy is to enable the Company to attract and retain key executive personnel and to motivate those executives to achieve the Company's objectives. The assessment of each executive's performance is based on attainment of his or her specific personal objectives in light of the Company's overall annual strategic goals for 1998 related to budget goals, continued growth of the Company through acquisitions or otherwise and Company financing. Each objective is weighted in accordance with its relationship with the Company's overall strategic goals and the extent to which the objectives are achieved. The Company's annual strategic goals are established by the Board of Directors.

Each executive officer's compensation package is reviewed annually and is comprised of up to three components: base salary, cash bonuses and stock options. In addition to those components, executive officers of the Company are eligible to participate in all employee benefit programs generally available to all other Company employees.

BASE SALARY

In setting the base salary levels for each executive officer, the Board of Directors reviews surveys and other available information on the base salaries of executive officers in comparable companies. Factors considered include, but are not limited to, company size, stage of development and uniqueness of a company's products and geographic locations. Internal performance reviews, the level of the executive's responsibilities and the value of the executive's job in the marketplace, are also important criteria in establishing salary increases, in combination with overall compensation recommendations from management. To remain competitive, the Company's base salary ranges generally fall within a broad range of such companies. The Board, however, does not target a specific position in the range of comparative surveys and available data for each executive. Other factors such as length of service and the Committee's judgement as to an individual's contribution toward the achievement of the Company's overall annual strategic goals are also considered, but are not assigned any specific mathematical weight.

BONUS AWARDS

Bonuses are paid in accordance with the terms and conditions set forth in employment agreements, to whom applicable, and/or the compensation policy of the Company or its subsidiaries. As part of the review and setting of annual compensation, there may be annual cash or stock bonuses tied to the achievement of certain specified corporate objectives and milestones. Awards may be based on the attainment by the Company of specific annual milestones set by and evaluated by the Board and are granted at the discretion of the Board.

STOCK OPTIONS

The purpose of the granting of stock options is to enable the company to attract, reward, compensate and retain people who provide services to the company and to provide them with an incentive to contribute to the additional technical or commercial success of the Company.

The Board recognizes that the company is in a highly competitive field, and the success of the Company is very much dependent on its ability to attract and retain top management talent. The Board has concluded that the best way to compete for key personnel is to offer significant potential rewards based on the Company's success through the issuance of stock options.

SUMMARY

In summary, the Board of Directors, acting as the compensation committee, believes that the Company's compensation policies and structure appropriately takes into account those factors characteristic of the transportation services business of which the Company is part.

EXECUTIVE COMPENSATION

The following table sets forth cash compensation paid to the chief executive officer and the President of the Company and the officers of its subsidiaries for services rendered to the Company and its subsidiaries during the fiscal year ended December 31, 1997.

SUMMARY COMPENSATION TABLE

Name and Principal position                        Salary         Bonus

Irving Pfeffer        CEO (1)                      $120,000        $0
David Lefkowitz       President (2)                $120,000        $0
Emilio Guglielmelli,  President of both
                      subsidiaries                 $100,000        $0
Tony Avilez (3)                                    $100,000        $0


(1) Cash compensation in the amount of $50,0000 was paid by Mid-Cal Express, Inc. during fiscal year 1997, and options were issued by the Company. No other cash compensation was received or paid in fiscal 1997.

(2) Cash compensation in the amount of $20,000 was paid by Prime Management, Inc. during fiscal year 1997 to cover consulting fees, and stock and options were issued by the Company. No other cash compensation was received or paid in fiscal 1997.

(3) Mr. Avilez resigned on December 31, 1997 and was replaced as President of Mid-Cal Express by Emilio Guglielmelli. Mr. Avilez has been retained as a consultant, at his 1997 rate of compensation, through March 31, 1998.

EMPLOYMENT AGREEMENTS

On January 1, 1998, The Company entered into Employment
Agreements with David Lefkowitz and Irving Pfeffer.  The
President/COO and CEO, respectively will receive a base salary of $120,000 and will serve the Company in each of their respective positions for three years. David Lefkowitz and Irving Pfeffer each received a signing bonus of 500,000 options.


                             OPTION GRANTS IN 1997

In fiscal year 1997 there were no stock options exercised. A total of 2,578,543 options were granted to Officers, Directors, qualified employees and shareholders during fiscal 1997. The following is a summary of option grants to Officers, Directors and holders of stock warrants for 5% or more of the stock issued and outstanding
(assuming the exercise of all options).

On January 1, 1997, options were issues as follows:

        Irving Pfeffer                       50,000
        David Lefkowitz                      25,000
        Emilio Guglielmelli                 100,000


On July 19, 1997, 50,000 options were granted to Emilio
Guglielmelli, Director.  These options vested on January 1, 1998.

On October 1, 1997, the following options were issued to Officers/Directors, immediately vested:

David Lefkowitz, President:                             500,000
Irving Pfeffer, CEO:                                    500,000

On December 1, 1997, options were issued to all shareholders of record. At that time the following options were issued to Directors/shareholders, Officers and a 5% shareholder:

        Irving Pfeffer                        237,041
        David Lefkowitz                         2,667
        Nicole Mason                            5,000
        Marshall Raines                         5,000
        David Shaw                            333,333

These options vested immediately as of the date of issue.

All options issued in fiscal 1997 may be exercised between January 1, 1998 and December 31, 2000.

                         SECURITY OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding as the beneficial ownership of the Common Stock as of December 31, 1997 by (i) each director of the Company, (ii) each person nominated to become a director of the Company, (iii) each of the executive officers named in the Summary Compensation Table contained herein, (iv) all directors and executive officers of the Company as a group, and (v) each person known by the Company to own beneficially more than 5% of the Common Stock issued. No
Preferred Stock has ever been issued.

Directors, Officers           Shares Beneficially         Approximate
and 5% Stockholders           Owned (1)                   % of Class

Irving Pfeffer, CEO           1,246,124(2)                41%**
1045 Mason Street
San Francisco, CA 94108

David Lefkowitz
President                         8,000                    *
1250 Jones Street, Apt 1102
San Francisco, CA 94109

David Shaw                     1,000,000                   33%**
120 W. 45th Street
39th Floor, Tower 45
New York, NY 10036

All Directors and
Officers as a group
(3 individuals)                1,254,124                    41%**

*  Less than 1% of shares issued.

**  Rounded to the nearest percentage point.

(1)     This does not include stock warrants beneficially owned.

(2) 535,000 of the shares beneficially owned by Irving Pfeffer are held in trust by Irving Pfeffer as non-beneficiary trustee of two trusts. Irving Pfeffer has voting power with respect to these shares.


                    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During fiscal 1997, Prime Management, Inc, the predecessor company, leased office space from Pfeffer & Williams, P.C. for the month of December 1997. This lease will continue through November 1998 at $1,370 per month.

On December 30, 1997, the Company was formed as a result of a merger between Prime Management, Inc. and Corcoran Technologies Corporation, through which Prime Management, Inc. merged into Corcoran Technologies Corporation, a public company. Per the terms of the merger agreement, Corcoran Technologies changed its name to Prime Companies, Inc. The shareholders of Prime
Management, Inc. received shares and/or options of Corcoran Technologies in exchange for their shares and/or options. Additionally, the shareholders of Corcoran Technologies retained 250,000 shares of stock in the Company. Pierce Mill & Associates was the sole shareholder of Corcoran Technologies.The Company currently owns real property in Fontana, California ( Cherry Avenue property), which it leases to another trucking company. The lease is for two years and commenced on June 7, 1997. The lessee pays the Company (through its trucking subsidiary) $9,600 a month and pays 90% of the property taxes on the building and a pro rata share of the land assessment. Mid-Cal Express retains the right to use two doors in the northeast corner of the dock located on the property.Mid-Cal Express Logistics utilizes equipment and accounting and administrative staff of Mid-Cal Express, Inc. Mid-Cal Express Logistics reimburses Mid-Cal Express, Inc. for a percentage of the cost of those services provided to it by employees of Mid-Cal Express Inc.

Effective December 30, 1997, Antonio Avilez resigned as President of Mid-Cal Express, but has been retained as a consultant until March 31, 1998. In consideration therefor, Mr. Avilez will receive
(a) monthly compensation totaling approximately $25,000 for the three months ending March 31, 1998 and (b) the use of a company vehicle until March 31, 1998.

On October 1, 1997, the Company retained the services of Pfeffer & Williams, a Professional Corporation, for legal counsel. Irving
Pfeffer, CEO and Chairman of the Board, is the President of Pfeffer & Williams, P.C.

Irving Pfeffer is Chairman of the Boards of Mid-Cal Express, Inc.
and Mid-Cal Express Logistics, Inc., as well as a Director and Officer of Prime Companies, inc.

FUTURE SHAREHOLDER PROPOSALS

The Company must receive at its principal office before March 19, 1998, any proposal which a shareholder wishes to submit for the 1998 Annual Meeting of Shareholders, if the proposal is to be considered by the Board of Directors for inclusion in the proxy materials for that meeting.

David Lefkowitz President

March 10, 1998